Exhibit 99.8

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Taseko Mines Limited

We, KPMG LLP, consent to the use of our reports, each dated February 11, 2019, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F. Our report on the consolidated financial statements refers to changes in accounting policies for revenue and financial instruments in 2018 due to the adoption of IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.

//s// KPMG LLP

Chartered Professional Accountants

March 25, 2019

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.